1/2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) - TRANSACTIONS UNDER THE BUYBACK PROGRAM Amsterdam, 19 June 2024. Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 11 April 2024, regarding the implementation of a buyback program for its treasury shares, with the purpose of cancelling the shares to be repurchased reducing the Company’s share capital (the “Program”). The Company reports that, during the period between 11 and 14 June 2024, it has carried out the following transactions under the Program. Date Security Trading venue Number of shares purchased Weighted Average Price (€) 11/06/2024 FER XMAD 156,759 35.65 11/06/2024 FER NASDAQ 4,902 37.02 12/06/2024 FER CEUX 75,000 36.27 12/06/2024 FER XMAD 105,467 36.45 12/06/2024 FER NASDAQ 1,097 37.04 13/06/2024 FER CEUX 64,000 36.27 13/06/2024 FER XMAD 96,903 36.25 13/06/2024 FER NASDAQ 1,947 36.81 14/06/2024 FER CEUX 49,650 36.50 14/06/2024 FER XMAD 109,920 36.24 14/06/2024 FER NASDAQ 4,750 37.01 Total 670,395 36.18 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 14 June 2024, the Company has repurchased a total of 1,270,395 shares for a total amount of 45,201,224.56 euro. Note: The Bloomberg closing EURUSD exchange rate has been applied to determine the EUR countervalue of Nasdaq transactions.

2/2 About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.